

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Michael S. Lebby
Chief Executive Officer
Lightwave Logic, Inc.
369 Inverness Parkway, Suite 350
Englewood, Colorado 80112

      Re: Lightwave Logic, Inc.
          Registration Statement on Form S-1
          Filed January 30, 2019
          File No. 333-229433

Dear Mr. Lebby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing and
          Construction

cc: Clayton E. Parker